RICHEMONT


SEC MAIL PROCESSING
RECEIVED
APR 01 2003

SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


03050046


SEC MAIL PROCESSING
APR 10 2003

21 March 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of Richemont's press release/trading statement in English released on 20 March 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 4/16

File no 82-4102

RICHEMONT

PRESS RELEASE – 20 MARCH 2003

(EMBARGOED FOR RELEASE AT 07.00 CET)

TRADING STATEMENT

Geneva, 20 March 2003

Richemont, the Swiss luxury goods group, announces that trading in recent months has continued to suffer from the depressed economic climate. In particular, sales in the Group's two core business areas, jewellery and watches, have been adversely affected by the further decline in consumer confidence.

The significant weakening of both the dollar and the yen against the euro, the Group's reporting currency, has also had an adverse impact on sales and, given Richemont's European manufacturing base, on margins.

In response to the difficult trading environment, steps have been taken to restrict operating losses in two areas. The Group has decided to scale back Dunhill's retail operations in the United States and to focus largely on wholesale activities in that market. In the case of Lancel, steps have been taken to eliminate certain loss-making activities in Belgium, the United States and elsewhere. These decisions will lead to restructuring charges of some € 50 million in the current financial year.

As a result, it is currently expected that the Group's operating profit for the financial year ending 31 March 2003 will be below market expectations and may be as much as 40 per cent below the prior year's level.

For its financial year ended 31 March 2002, Richemont reported sales of € 3 860 million and operating profit of € 482 million.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Piaget, Montblanc, Dunhill and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, and Officine Panerai.

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 www.richemont.com

File no 82-4102

In addition to its luxury goods business, Richemont holds a 21 % interest in British American Tobacco, the world's second largest tobacco company. In December 2002, Richemont announced the issue of convertible warrants linked to its holding of British American Tobacco preference shares. In June 2004, Richemont will receive some £ 544 million from the exercise of the warrants or the redemption of the preference shares by British American Tobacco. Richemont will record a one-off exceptional gain of € 300 million in the current financial year as a consequence of the warrant issue and will continue to hold an interest of some 18.5 per cent in the ordinary share capital of British American Tobacco after the exercise of the warrants or redemption of the preference shares in June 2004.

Analysts inquiries : Ms S Cagnard

Telephone : +44 207 838 8581
Facsimile : +44 207 838 8361
Email : sophie.cagnard@richemont.com